767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

August 5, 2021

VIA EDGAR TRANSMISSION

Geoff Kruczek
Staff Attorney

Office of Manufacturing

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Sovos Brands, Inc. Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted August 5, 2021 CIK No. 0001856608

Dear Mr. Kruczek:

On behalf of our client, Sovos Brands, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 8, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001856608) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted May 27, 2021

Our amended and restated certificate of incorporation…,, page 45

1.	We note your revisions in response to prior comment 8. Please disclose whether your exclusive forum provision applies to claims arising under the Exchange Act. Please revise to disclose whether that provision applies to such claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49, 50 and 125 accordingly. The Company respectfully advises that its governing documents will state clearly that the exclusive forum provision shall not apply to actions arising under the Exchange Act.

Use of Proceeds, page 48

2.	We have reviewed your response to prior comment two. Given that you intend to use the net proceeds from this offering to repay borrowings outstanding under your Senior Credit Facilities, please address the need to present pro forma earnings (loss) per share. Please note that the denominator in computing pro forma earnings (loss) per share should include those common shares whose proceeds are being used to repay debt. Shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma earnings (loss) per share. Please refer to SAB Topic 1:B(3).

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19, 57 and 58 accordingly. The Company respectfully advises the Staff that on June 8, 2021, the Company completed a refinancing of its debt and used the proceeds to finance a dividend of $400.0 million to the sole stockholder of Sovos Intermediate, Inc., which was ultimately distributed to the limited partners of Sovos Brands Limited Partnership, the Company’s ultimate parent. As requested by the Staff, the pro forma information presented in the Registration Statement reflects the Company’s anticipated use of proceeds from the offering to fund the repayment of debt.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Isobel Jones
Chief Legal Officer
Sovos Brands, Inc.

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